Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 10/18/16	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Investors' Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box): 4 World Trade Center, 44th Floor, New York, NY, 10007
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   (646) 343-2000 (Telephone) (646) 365-6862 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Sophia Lee (Name) General Counsel (Title) (646) 343-2040 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Sophia Lee, General Counsel
   4 World Trade Center, 44th Floor, New York, NY, 10007
7. Provide the date applicant's fiscal year ends: December 31st
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 05/13/14 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 10/18/2016 (MM/DD/YY) Investors' Exchange LLC (Name of applicant)

By: [signature] (Signature) Sophia Lee, General Counsel (Printed Name and Title)

Subscribed and sworn before me this 18th day of October (Month), 2016 (Year) by [signature] (Notary Public)

My Commission expires 8/22/2019 County of New York State of New York

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

BENJAMIN B. AISEN
Notary Public, State of New York
No. 02AI6247140
Qualified in New York County
Commission Expires Aug. 22, 2019

Form 1 Page 2	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	OFFICIAL USE	OFFICIAL USE ONLY

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

EXHIBITS

File all Exhibits with an application for registration as a national securities exchange or exemption from registration pursuant to Section 5 of the Exchange Act and Rule 6a-1, or with amendments to such applications pursuant to Rule 6a-2. For each exhibit, include the name of the applicant, the date upon which the exhibit was filed and the date as of which the information is accurate (if different from the date of the filing). If any Exhibit required is inapplicable a statement to that effect shall be furnished in lieu of such Exhibit.

Exhibit A A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit D For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Form 1 Page 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	OFFICIAL USE	OFFICIAL USE ONLY

EXHIBITS

Exhibit E

Describe the manner of operation of the System. This description should include the following:

1. The means of access to the System.
2. Procedures governing entry and display of quotations and orders in the System.
3. Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.
4. Proposed fees.
5. Procedures for ensuring compliance with System usage guidelines.
6. The hours of operation of the System, and the date on which applicant intends to commence operation of the System.
7. Attach a copy of the users' manual.
8. If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

Exhibit F

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.
2. Application for approval as a person associated with a member , participant, or subscriber of the entity.
3. Any other similar materials.

Exhibit G

A complete set of all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users.Provide a table of contents listing the forms included in this Exhibit G.

Exhibit H

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant.If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positionsduring the previous year indicating the following for each:

1. Name.
2. Title.
3. Dates of commencement and termination of term of office or position.
4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

INVESTORS' EXCHANGE LLC
Audit Committee
of the Board of Directors
Charter

I. PURPOSE

The Audit Committee (the "Committee") of the Board of Directors (the "Board") of Investors' Exchange LLC (the "Exchange") shall assist the Board in fulfilling its responsibilities to oversee the (i) financial soundness and compliance resources of the Exchange; (ii) effectiveness of financial and compliance control processes related to operation of the Exchange; (iii) practices for reporting as a self-regulatory organization, exercising sound business risk management and ensuring ethical behavior; (iv) Exchange's financial reporting process; (v) Exchange's internal controls for information integrity; (vi) Exchange's internal audit function; and (vii) Exchange's enterprise risk and technology operations, including security and business continuity measures.

II. ORGANIZATION AND MEMBERSHIP

The Committee shall consist of at least three members, all of who shall be Independent Directors, as defined in the Exchange's Operating Agreement.

Each member of the Committee shall be financially literate, as such qualification is interpreted by the Board in its business judgment, and at least one member of the Committee must be an "audit committee financial expert" in accordance with U.S. Securities and Exchange Commission ("SEC") rules. In setting the qualifications for members of the Committee, and in electing members to the Committee, the Board may take into consideration academic background, training in financial analysis or business management, business experience involving or requiring financial management analysis and such other factors as the Board may deem appropriate.

Members of the Committee shall be elected by the Board annually upon the recommendation of the Nominating Committee and, unless otherwise directed by the Board, shall serve one-year terms. Members may be removed by the Board at any time with or without cause. Membership on the Committee shall automatically end at such time as a member ceases to be a member of the Board. Upon the removal or resignation of a member, the Board may elect a successor to serve the remainder of the unexpired term. Vacancies in the membership of the Committee shall be promptly filled by an election of at least a majority of the Board, either at a regular meeting of the Board or at a special meeting of the Board called for that purpose, or by Unanimous Written Consent of the Board, in any case upon the nomination of the Nominating Committee.

One Independent Director of the Committee should be elected chairperson by the Board. If the Board fails to elect the Committee's chairperson, the Committee will elect one Independent Director of the Committee as chairperson. The Exchange shall have the power to create subcommittees with such powers as the Committee shall from time to time confer.

III. STRUCTURE AND MEETINGS

At all meetings of the Committee, a majority of the Committee members entitled to vote on a matter shall constitute a quorum for the transaction of business. Except as otherwise provided in the Exchange's Operating Agreement or required by the Board or applicable law, the approval of a majority of the Committee members present at any Committee meeting at which there is a quorum shall be required for any act of the Committee. Committee members may participate in a meeting in person or by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Any action required or permitted to be taken at a Committee meeting may be taken without a meeting if all Committee members consent thereto in writing, which shall include email or other electronic communication, and the written consent is filed with the minutes of proceedings of the Committee.

The Committee shall meet as often as is necessary or appropriate in its judgment, but at least four times a year, and shall report on the Committee's meeting activities, deliberations, findings and/or recommendations, as applicable, at each regular meeting of the Board. The Committee designee or, alternatively, the Secretary of the Exchange (the "Secretary"), shall ensure that the agenda for each meeting, together with any other relevant materials, is circulated to each Committee member as soon as is reasonably practicable in advance of the meeting. The Secretary or his or her designee shall maintain written minutes of the meetings. Meetings of the Committee shall be called by the Secretary at the request of the Committee chairperson or any other Committee member. The chairperson of the Committee will establish the agenda for each committee meeting.

IV. RESPONSIBILITIES AND DUTIES

In carrying out its oversight responsibilities, the Committee is not providing any expert or special assurance as to the Exchange's financial statements or any professional certification as to an independent auditor's work.

The responsibilities and duties set forth below are intended to be a guide and are provided with the understanding that the Committee may supplement them as appropriate. The Committee shall:

1. Review financial soundness, compliance resources and the effectiveness of financial and compliance control processes related to the operation of the Exchange.

2. Review overall practices for reporting as a self-regulatory organization, exercising sound business risk management and ensuring ethical behavior.

3. Review the Exchange's financial reporting process, as well as the financial information related to the Exchange and its operations, which is provided to

the Exchange's sole stockholder, IEX Group, Inc. ("Shareholder"), and regulatory authorities with jurisdiction over the Exchange, through:

(a) review of management reports;

(b) meetings with the Chief Executive Officer ("CEO"), Chief Financial Officer and Chief Regulatory Officer of the Exchange;

(c) meetings with representatives of the external auditor(s) retained by the Shareholder; and

(d) meetings with the Exchange's Internal Audit department or outsourced party responsible for the Exchange's internal audit function (either party to be hereinafter referred to as the "Internal Audit department").

4. Review the Exchange's systems of internal controls, technology and information integrity established by management and the Board, through meetings with management of the Exchange, the Exchange's Internal Audit department and the external auditor(s) for the Shareholder, including via executive sessions, and discuss with such parties any identified material weaknesses or significant deficiencies in internal controls, recommendations for remediation thereof and the status of such remediation.

5. Review and discuss significant, substantive communications between the Exchange and the staff of the SEC's Division of Trading and Markets, Division of Enforcement and/or Office of Compliance Inspections and Examinations.

6. Select, evaluate and, where appropriate, replace any independent auditors retained by the Exchange to perform internal or other audit functions directly for the Exchange, it being understood that, for so long as the Exchange is a wholly-owned subsidiary of the Shareholder, the financial statements of the Exchange will be audited as part of the independent audit of the consolidated financial statements of the Shareholder by independent auditors selected by the Board of Directors of the Shareholder, with such selection to be reviewed and approved annually by the Committee, in consultation with the chairperson of the Finance and Audit Committee of the Board of Directors of the Shareholder.

7. Review all activities of the Exchange's internal audit function, including (i) selecting and determining the compensation of the head of the Internal Audit department; (ii) reviewing and approving the budget of the Internal Audit department, in consultation with management; (iii) reviewing and approving the annual audit plan, in consultation with management; and (iv) conducting an evaluation of the performance of the Internal Audit department on no less than an annual basis.

8. Review enterprise risk management at the Exchange through meetings with the Exchange's management and the Internal Audit department, as well as other members of management as the Committee deems appropriate, to discuss enterprise risk management issues and the effectiveness of the Exchange's management of such risk.

9. Oversee technology operations, including security and business continuity measures, through regular meetings with the Chief Operating Officer and/or Chief Technology Officer ("CTO") and such other members of management, as the Committee deems appropriate.

10. Annually, in consultation with the CEO and the Regulatory Oversight Committee, on its own behalf and on behalf of the Board:

    (a) review individual, performance-based goals, including relative weightings for the CRO;

    (b) review year-end performance evaluations of the CRO; and

    (c) review the compensation of the CRO, inclusive of base salary, target bonus, cash bonus award (if any), base salary adjustment (if any), target bonus adjustment (if any) and awarding of incentive based, non-cash compensation (if any), including, but not limited to, awards of stock options.

11. Report to the Board at each regular meeting of the Board.

12. Annually review and self-evaluate the performance of the Committee.

13. Annually, and at such other times the Committee deems appropriate, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

14. Perform any other activities consistent with this Charter as the Committee deems necessary or appropriate, or as the Board shall further delegate to the Committee.

V. RESOURCES AND AUTHORITY OF THE COMMITTEE

The Committee shall have the resources and authority appropriate to discharge its responsibilities and duties, including the authority to obtain advice and seek assistance from internal or external legal counsel and auditors, which may be, but need not be, the regular corporate counsel or auditor to the Exchange, as well as accounting and other advisors. The Exchange shall provide appropriate funding for the same. The Committee may invite other Board members, management, auditors or others to attend meetings and to provide pertinent information, as necessary and appropriate.

The CEO, COO and CTO shall each report to the Committee as requested by the Committee. The Committee may also meet periodically with other management or with independent auditors, as necessary and appropriate. The head of the Exchange's Internal Audit department and/or any independent auditors shall have a direct line of report into the Committee and have free and open access to information deemed reasonably necessary to perform their assessments.

VI. APPROVAL AND ADOPTION

This Charter was approved and adopted effective as of June 27, 2016.

INVESTORS' EXCHANGE LLC
Nominating Committee
of the Board of Directors
Charter

I. PURPOSE

The Nominating Committee (the "Committee") of the Board of Directors (the "Board") of Investors' Exchange LLC (the "Exchange") shall assist the Board in (i) developing and recommending governance policies to the Board; (ii) nominating candidates for election to the Board at the annual stockholder meeting and all other vacant or new Director positions on the Board (other than Owner Director positions, as defined in the Operating Agreement of the Exchange); (iii) nominating Director candidates and committee chairpersons to serve on Board committees; and (iv) overseeing the annual self-evaluations of the Board, its Independent Directors and each Board committee.

II. ORGANIZATION AND MEMBERSHIP

The Committee shall consist of at least three members, or such greater number as determined by the Board, all of who shall be Independent Directors, as defined in the Exchange's Operating Agreement.

Members of the Committee shall be elected by the Board and, unless otherwise directed by the Board, shall serve one-year terms. Members may be removed by the Board at any time with or without cause. Membership on the Committee shall automatically end at such time as a member ceases to be a member of the Board. Upon the removal or resignation of a member, the Board may elect a successor to serve the remainder of the unexpired term. Vacancies in the membership of the Committee shall be promptly filled by an election of at least a majority of the Board, either at a regular meeting of the Board or at a special meeting of the Board called for that purpose, or by Unanimous Written Consent of the Board, in any case upon the nomination of the Nominating Committee.

One Independent Director of the Committee should be elected chairperson by the Board. If the Board fails to elect the Committee's chairperson, the Committee will elect one Independent Director of the Committee as chairperson. The Exchange shall have the power to create subcommittees with such powers as the Committee shall from time to time confer.

III. STRUCTURE AND MEETINGS

At all meetings of the Committee, a majority of the Committee members entitled to vote on a matter shall constitute a quorum for the transaction of business. Except as otherwise provided in the Exchange's Operating Agreement or required by the Board or applicable law, the approval of a majority of the Committee members present at any Committee meeting at which there is a quorum shall be required for any act of the Committee. Committee members may participate in a meeting in person or by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Any action required or permitted to be taken at a Committee meeting may be taken without a meeting if all Committee members consent thereto in writing, which shall include email or other electronic communication, and the written consent is filed with the minutes of proceedings of the Committee.

The Committee shall meet as often as is necessary or appropriate in its judgment, but at least once a year, and shall report on the Committee's activities, deliberations, findings and/or recommendations, as applicable, at each regular meeting of the Board. The Committee designee or, alternatively, the Secretary of the Exchange (the "Secretary"), shall ensure that the agenda for each meeting, together with any other relevant materials, is circulated to each Committee member as soon as is reasonably practicable in advance of the meeting. The Secretary or his or her designee shall maintain written minutes of the meetings. Meetings of the Committee shall be called by the Secretary at the request of the Committee chairperson or any other Committee member. The chairperson of the Committee will establish the agenda for each committee meeting.

IV. RESPONSIBILITIES AND DUTIES

The responsibilities and duties set forth below are intended to be a guide and are provided with the understanding that the Committee may supplement them as appropriate. The Committee shall:

1. Review the implementation and effectiveness of the Exchange's Operating Agreement, committee Charters, Board Charters and other governing documents, as well as conflicts of interest policies, and recommend modifications to the Board as necessary and appropriate.

2. Review current best practices in corporate governance and make recommendations to the Board as appropriate.

3. Oversee orientation of new Directors.

4. Oversee annual self-evaluation of the Board and its Independent Directors.

5. Oversee annual self-evaluation process for each committee of the Board, which includes making a determination as to whether each committee of the Board requires an annual self-evaluation.

6. Nominate candidates for election to the Board at the annual stockholder meeting, as well as to all other vacant or new Director positions on the Board (other than Owner Director positions).

7. Nominate Director candidates and committee chairpersons to serve on the committees of the Board, including the Committee itself.

8. Develop and adopt guidelines for qualifications of new Directors, including

desired qualifications, experience, background and skill sets.

9. Evaluate the performance, skills and relevant experience of Directors being considered for re-nomination.

10. Report to the Board at each regular meeting of the Board.

11. Annually review and self-evaluate the performance of the Committee.

12. Annually, and at such other times the Committee deems appropriate, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

13. Perform any other activities consistent with this Charter as the Committee deems necessary or appropriate, or as the Board shall further delegate to the Committee.

V. RESOURCES AND AUTHORITY OF THE COMMITTEE

The Committee shall have the resources and authority appropriate to discharge its responsibilities and duties, including the authority to obtain advice and seek assistance from internal or external legal counsel, which may be, but need not be, the regular corporate counsel to the Exchange, as well as internal and external accounting or other advisors. The Committee shall have the sole authority to retain and terminate any external consulting firms or any search firm to be used to identify Independent Director candidates, including sole authority to approve the fees and other retention terms of any such consulting firm or search firm. The Exchange shall provide appropriate funding for the same. The Committee may invite other Board members, management, auditors or others to attend meetings and to provide pertinent information, as necessary and appropriate.

VI. APPROVAL AND ADOPTION

This Charter was approved and adopted effective as of June 27, 2016.